Full Year Ended 31 March 2021

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its consolidated financial statements in accordance with GAAP, the Company provides investors with a table and definitions presenting cross-references between each GAAP financial measure used in the Company’s consolidated financial statements to the equivalent non-GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-GAAP Financial Measures.”
Net Income as discussed throughout this document was formerly referred to as net operating profit (loss) or NOPAT.
These documents, along with an audio webcast of the Management Presentation on 18 May 2021, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Anna Collins

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	1

GROUP RESULTS

James Hardie Industries plc
Results for the Full Year Ended 31 March

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change %
Volume (mmsf)	4,131.4	3,841.7	8

Net sales	$2,908.7	$2,606.8	12
Cost of goods sold	(1,857.0)	(1,673.1)	(11)
Gross profit	1,051.7	933.7	13

Selling, general and administrative expenses	(389.6)	(415.8)	6
Research and development expenses	(34.3)	(32.8)	(5)
Restructuring expenses	(11.1)	(84.4)	87
Asbestos adjustments	(143.9)	(58.2)
EBIT	472.8	342.5	38
Interest, net	(47.8)	(54.4)	12
Loss on early debt extinguishment	(13.1)	—
Other income (expense)	0.1	(0.1)
Operating profit before income taxes	412.0	288.0	43
Income tax expense	(149.2)	(46.5)
Net income	$262.8	$241.5	9

Earnings per share - basic (US cents)	59	55
Earnings per share - diluted (US cents)	59	54

Net sales increased 12% to US$2,908.7 million, driven by higher volumes and average net sales price in all of our operating segments.

Gross profit of US$1,051.7 million increased 13%, in line with the 12% increase in our consolidated net sales.

Selling, general and administrative (“SG&A”) expenses decreased 6% primarily driven by global cost containment actions, partially offset by higher legal fees and stock compensation expenses.
Research and development ("R&D") expenses increased 5%, due to our continued strategic focus on innovation.

Restructuring expenses for fiscal year 2021 consist solely of severance costs incurred in the first quarter related to a reduction in headcount across all regions. Fiscal year 2020 costs primarily relate to impairments of our Penrose, New Zealand and Summerville, USA plants, as well as impairment expenses for other non-core assets.
Asbestos adjustments primarily reflect the unfavorable effect of foreign exchange on Asbestos net liabilities of US$123.0 million, and the unfavorable movement in the actuarial adjustment.

Interest, net decreased due to the repayment of our revolving credit facility in the first quarter, as well as the voluntary redemption of our 2025 senior unsecured notes in January 2021.

Loss on early debt extinguishment consists solely of costs associated with the voluntary redemption of our 2025 senior unsecured notes, specifically US$9.5 million of call redemption premiums and US$3.6 million related to the acceleration of unamortized financing costs.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change
Volume (mmsf)	2,713.4	2,481.6	9%
Average net sales price per unit (per msf)	US$745	US$725	3%

Fiber cement net sales	2,040.2	1,816.4	12%
Gross profit			12%
Gross margin (%)			(0.1 pts)
EBIT	585.5	429.3	36%
EBIT margin (%)	28.7	23.6	5.1 pts
Restructuring expenses	2.5	41.2	94%
Adjusted EBIT	588.0	470.5	25%
Adjusted EBIT margin (%)	28.8	25.9	2.9 pts

FY21 vs FY20

Net sales increased 12%, primarily driven by strong exteriors volume growth of 11%. The 3% increase in average net sales price was primarily driven by favorable product mix and strategic pricing increases during the year.

The slight decrease in gross margin is comprised of the following components:

Higher production and distribution costs	(1.9	pts)
Higher average net sales price	1.8	pts
Total percentage point change in gross margin	(0.1	pts)

Higher production and distribution costs primarily resulted from unfavorable freight costs and start-up costs related to the greenfield expansion in Prattville, Alabama, partially offset by lower pulp costs and lean manufacturing savings.

SG&A expenses decreased, driven by cost containment actions, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 3.0 percentage points.

Restructuring expenses of US$2.5 million consist solely of severance costs recorded in the first quarter related to a reduction in headcount across the region in order to strategically realign our resources. In the prior year, restructuring expenses of US$41.2 million includes an impairment of US$12.0 million associated with our Summerville plant, as well as US$29.2 million related to a variety of non-core assets.

EBIT margin increased 5.1 percentage points to 28.7%, driven by lower SG&A expenses as a percentage of sales and lower restructuring expenses.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	3

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change
Volume (mmsf)	542.0	532.6	2%
Average net sales price per unit (per msf)	US$762	US$700	9%

Fiber cement net sales	458.2	418.4	10%
Gross profit			18%
Gross margin (%)			2.7 pts
EBIT	124.8	58.5
EBIT margin (%)	27.2	14.0	13.2 pts
Restructuring expenses	3.4	36.3	91%
Adjusted EBIT	128.2	94.8	35%
Adjusted EBIT margin (%)	28.0	22.7	5.3 pts

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Full Year Ended 31 March
	FY21	FY20	Change
Volume (mmsf)	542.0	532.6	2%
Average net sales price per unit (per msf)	A$1,056	A$1,027	3%

Fiber cement net sales	635.2	614.1	3%
Gross profit			11%
Gross margin (%)			2.7 pts
EBIT	172.4	80.8
EBIT margin (%)	27.2	14.0	13.2 pts
Restructuring expenses	4.9	58.3	92%
Adjusted EBIT	177.3	139.1	27%
Adjusted EBIT margin (%)	28.0	22.7	5.3 pts

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	4

OPERATING RESULTS

FY21 vs FY20 (A$)

Net sales increased 3%, as strong results in the last nine months of the fiscal year more than offset the lower volumes in the first quarter due to the COVID-19 government enforced lockdowns in the Philippines and New Zealand. The 3% increase in the average net sales price was driven by product and geographic mix, as well as our strategic price increases in Australia and New Zealand during the first quarter.

The increase in gross margin can be attributed to the following components:

Higher average net sales price	1.6	pts
Lower production and distribution costs	1.1	pts
Total percentage point change in gross margin	2.7	pts

Lower production and distribution costs were driven by favorable plant performance, partially offset by the unfavorable absorption of manufacturing costs on lower production volumes due to the idled facilities in the Philippines and New Zealand in the first quarter.

SG&A expenses decreased, primarily driven by cost containment actions, including lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 2.5 percentage points.

Restructuring expenses of A$4.9 million consist solely of severance costs, primarily associated with our strategic decision to consolidate Australia and New Zealand regional production to our two Australia based plants, and a reduction in headcount across the region to realign our resources. In the prior year, restructuring expenses of A$58.3 million primarily relates to our decision to close our Penrose, New Zealand plant, as well as our James Hardie Systems business.

EBIT margin of 27.2% represents an increase of 13.2 percentage points, primarily driven by lower restructuring expenses, as well as a higher gross margin and lower SG&A expenses as a percentage of sales.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	5

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.

Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change
Volume (mmsf)	876.0	827.5	6%
Average net sales price per unit (per msf)	US$365	US$345	6%

Fiber cement net sales	55.3	48.0	15%
Fiber gypsum net sales[1]	355.0	323.4	10%
Net sales	410.3	371.4	10%
Gross profit			9%
Gross margin (%)			(0.3 pts)
EBIT	37.6	11.2
EBIT margin (%)	9.2	3.0	6.2 pts
Restructuring expenses	5.1	5.5	7%
Adjusted EBIT	42.7	16.7
Adjusted EBIT margin (%)	10.4	4.5	5.9 pts

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Full Year Ended 31 March
	FY21	FY20	Change
Volume (mmsf)	876.0	827.5	6%
Average net sales price per unit (per msf)	€312	€311	—%

Fiber cement net sales	47.2	43.3	9%
Fiber gypsum net sales[1]	303.4	290.9	4%
Net sales	350.6	334.2	5%
Gross profit			3%
Gross margin (%)			(0.3 pts)
EBIT	31.4	10.0
EBIT margin (%)	9.2	3.0	6.2 pts
Restructuring expenses	4.5	4.9	8%
Adjusted EBIT	35.9	14.9
Adjusted EBIT margin (%)	10.4	4.5	5.9 pts

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	6

OPERATING RESULTS

FY21 vs FY20 (€)

Net sales increased 5%, driven by increases in fiber cement and fiber gypsum net sales of 9% and 4%, respectively. These increases were primarily driven by our continued execution of our shift to a customer integrated approach in the last nine months, partially offset by the 12% decrease in the first quarter resulting from the COVID-19 government enforced lockdowns.

The decrease in gross margin is attributed to the following components:

Higher production and distribution costs	(0.6	pts)
Higher average net sales price	0.3	pts
Total percentage point change in gross margin	(0.3	pts)

Higher production and distribution costs resulted primarily from the unfavorable absorption of manufacturing costs on lower production volumes in the first quarter, including the impact of the COVID-19 related closures of our manufacturing plants in Orejo, Spain and Siglingen, Germany, partially offset by lean manufacturing savings.

SG&A expenses decreased due to lower headcount and reduced travel and marketing spend. As a percentage of sales, SG&A expenses decreased 6.3 percentage points.

Restructuring expenses of €4.5 million consist solely of severance costs, primarily associated with the reduction of headcount across the region to strategically realign our resources. In the prior year, restructuring expenses primarily relate to the impairment of non-core assets.

EBIT margin of 9.2% increased 6.2 percentage points, driven by lower SG&A expenses as a percentage of sales.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change %
General Corporate SG&A expenses	$(101.1)	$(68.2)	(48)
Asbestos:
Asbestos adjustments	(143.9)	(58.2)
AICF SG&A expenses	(1.2)	(1.7)	29
Restructuring expenses	—	(1.4)
General Corporate EBIT	$(246.2)	$(129.5)	(90)

General Corporate SG&A expenses increased US$32.9 million, driven by higher stock compensation expenses due to the increase in our stock price, as well as higher legal fees.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, as well as the annual actuarial adjustment recorded in line with KPMGA's actuarial report.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	7

OPERATING RESULTS

The AUD/USD spot exchange rates are shown in the table below:

FY21		FY20
31 March 2020	0.6177	31 March 2019	0.7096
31 March 2021	0.7601	31 March 2020	0.6177
Change ($)	0.1424	Change ($)	(0.0919)
Change (%)	23	Change (%)	(13)

Asbestos adjustments recorded by the Company were made up of the following components:

	Full Year ended 31 March
US$ Millions	FY21	FY20
Increase in actuarial estimate	$(32.5)	$(128.0)
Effect of foreign exchange rate movements	(123.0)	69.0
Gain on foreign currency forward contracts	11.7	0.8
Other	(0.1)	—
Asbestos adjustments	$(143.9)	$(58.2)

The increase in the actuarial adjustment for fiscal year 2021 is due to the annual inflation adjustment, partially offset by favorable claims reporting and lower claims sizes.
Mesothelioma claims reporting activity was favorable compared to actuarial expectations and the prior year, primarily driven by lower direct claims which typically cost significantly more than cross claims. In addition, as claimants' ages continue to increase, this has had a favorable effect on average claim size. As a result of these lower mesothelioma claims and lower average claims size, Asbestos gross cash outflows of A$153.7 million for fiscal year 2021 were 10% below the actuarial expectation. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.
Readers are referred to Note 12 of our 31 March 2021 consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change %
Gross interest expense	$(58.0)	$(66.9)	13
Capitalized interest	9.5	9.5	—
Interest income	0.2	1.6	(88)
Net AICF interest income	0.5	1.4	(64)
Interest, net	$(47.8)	$(54.4)	12

Gross interest expense decreased US$8.9 million, primarily due to the repayment of our revolving credit facility in the first quarter and the redemption of our 2025 senior unsecured notes in the fourth quarter.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	8

OPERATING RESULTS

Income Tax

	Full Year Ended 31 March
	FY21	FY20
Income tax expense (US$ Millions)	(149.2)	(46.5)
Effective tax rate (%)	36.2	16.1

Adjusted income tax expense[1] (US$ Millions)	(109.7)	(78.1)
Adjusted effective tax rate[1] (%)	19.3	18.1

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate increased 20.1 percentage points, primarily due to Asbestos and tax adjustments and a change in geographic mix.

The Adjusted effective tax rate increased 1.2 percentage points, primarily due to a change in geographic mix.

Net Income

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change %
EBIT
North America Fiber Cement[1]	$588.0	$470.5	25
Asia Pacific Fiber Cement[1]	128.2	94.8	35
Europe Building Products[1]	42.7	16.7
Research and Development	(28.8)	(27.0)	(7)
General Corporate[2]	(101.1)	(68.2)	(48)
Adjusted EBIT	629.0	486.8	29

Net income
Adjusted interest, net[2]	(48.3)	(55.8)	13
Other income (expense)	0.1	(0.1)
Loss on early extinguishment of debt	(13.1)	—
Adjusted income tax expense[3]	(109.7)	(78.1)	(40)
Adjusted net income	$458.0	$352.8	30

[1]Excludes restructuring expenses
[2]Excludes Asbestos-related expenses and adjustments
[3]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net income of US$458.0 million increased 30%, driven by strong performance in all operating segments, partially offset by higher adjusted income tax expense and an increase in General Corporate SG&A expenses of US$32.9 million.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	9

OPERATING RESULTS

1

COVID-19

James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, and the continuing impact of the pandemic on James Hardie’s business and future financial performance still remains uncertain.

Cash Flow

US$ Millions	Full Year Ended 31 March
	FY21	FY20	Change	Change %
Net cash provided by operating activities	$786.9	$451.2	$335.7	74%
Net cash used in investing activities	(120.4)	(203.8)	83.4	41%
Net cash used in financing activities	(540.2)	(179.0)	(361.2)
Significant sources and uses of cash during fiscal year 2021 included:
•Cash provided by operating activities:
◦Higher net sales and profitability in each of our regions led to net income, adjusted for non-cash items, of US$692.4 million;
◦Working capital improvements: US$98.7 million related to a reduction in inventory as we continue to execute our strategy to integrate our supply chain with our customers, and US$6.6 million due to improvements in accounts receivable and accounts payable balances;
◦CARES Act tax refund of US$64.8 million; and
◦Asbestos claims paid of US$105.3 million.
•Cash used in investing activities:
◦Capital expenditures of US$110.7 million, primarily related to capacity expansion in Prattville, Alabama and Carole Park, Australia, as well as other maintenance projects.
•Cash used in financing activities:
◦Repayment of entire US$130.0 million balance on our revolving credit facility;
◦Redemption of US$400.0 million 2025 senior unsecured notes; and
◦Payment of US$9.5 million call premium to note holders.

Capacity Expansion

We expect our capital expenditures to be approximately US$250.0 million annually for the next three fiscal years. The Carole Park, Australia brownfield expansion was commissioned in the third quarter of fiscal year 2021, and our Prattville, Alabama greenfield site commissioned its first sheet machine in March 2021, and the second sheet machine is expected to be commissioned in July 2021.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	10

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased by US$64.1 million, from US$144.4 million at 31 March 2020 to US$208.5 million at 31 March 2021.

Our gross debt balance reduced from US$1,370.7 million at 31 March 2020, to US$868.3 million as of 31 March 2021, primarily a result of our voluntary redemption of our US$400.0 million 2025 senior unsecured notes. In addition, at 31 March 2021, we had no amounts drawn from our US$500.0 million unsecured revolving facility, compared to US$130.0 million at 31 March 2020. Subsequent to 31 March 2021, we drew US$110.0 million under our revolving credit facility to partially fund the payment of the fiscal year 2021 special dividend.

Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Preserve strong liquidity position and financial flexibility;
•Invest in capacity expansion and market led innovation to support organic growth;
•Maintain leverage ratio of 1-2x; and
•Return capital to shareholders
◦Returned over US$300 million through special dividend in April 2021
◦Reinstating ordinary dividends in FY22, beginning with a half-year dividend to be declared in November 2021

Other Asbestos Information

Claims Data

	Full Year Ended 31 March
	FY21	FY20	Change %
Claims received	545	657	17
Direct claims	392	449	13
Cross claims	153	208	26
Actuarial estimate for the period	624	564	(11)
Difference in claims received to actuarial estimate	79	(93)

Average claim settlement (A$)	248,000	277,000	10
Actuarial estimate for the period (A$)	296,000	306,000	3
Difference in claims paid to actuarial estimate	48,000	29,000

For the full year ended 31 March 2021, we noted the following related to asbestos-related claims:

•Net cash outflow was 13% below actuarial expectations;
•Gross cash outflow was 10% below actuarial expectations;
•Total claims received were 13% below actuarial expectations and 17% below fiscal year 2020;

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	11

OTHER INFORMATION

•Mesothelioma claims reported were 9% below actuarial expectations and 13% below fiscal year 2020;
•Number of claims settled were 8% below actuarial expectations and 3% below fiscal year 2020;
•Average claim settlement was 16% below actuarial expectations and 10% below fiscal year 2020; and
•Average claim settlement sizes were lower than actuarial expectations for all mesothelioma age groups.

AICF Funding

We funded US$153.3 million to AICF during fiscal year 2021, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Report, we have contributed approximately A$1,571.0 million to the fund.

We anticipate that we will make contributions totaling approximately US$252.6 million to AICF during fiscal year 2022. This amount represents 35% of our free cash flow of US$721.6 million. Our free cash flow, as defined by the AFFA, is our operating cash flow per US GAAP in effect in December 2004. To reconcile our current year operating cash flow of US$786.9 million to 2004 US GAAP, a US$65.3 million adjustment is required.

Readers are referred to Notes 1 and 12 of our 31 March 2021 consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	12

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-GAAP, but are consistent with those used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the following table cross-references each non-GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent GAAP financial statement line item description used in our consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

EBIT	Operating income (loss)
Operating profit (loss) before income taxes	Income (loss) before income taxes

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

EBITDA – Earnings before interest, tax, depreciation and amortization.

EBITDA margin – EBITDA as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	13

NON-GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•Adjusted EBIT;
•North America Fiber Cement Segment Adjusted EBIT;
•Asia Pacific Fiber Cement Segment Adjusted EBIT;
•Europe Building Products Segment Adjusted EBIT;
•Adjusted EBIT margin;
•North America Fiber Cement Segment Adjusted EBIT margin;
•Asia Pacific Fiber Cement Segment Adjusted EBIT margin;
•Europe Building Products Segment Adjusted EBIT margin;
•Adjusted interest, net;
•Adjusted net income;
•Adjusted operating profit before income taxes;
•Adjusted income tax expense;
•Adjusted effective tax rate;
•Adjusted EBITDA;
•Adjusted EBITDA excluding Asbestos; and
•Adjusted return on capital employed (Adjusted "ROCE").

These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement

AICF – Asbestos Injuries Compensation Fund Ltd

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Full Year Ended 31 March
	FY21	FY20
EBIT	$472.8	$342.5
Asbestos:
Asbestos adjustments	143.9	58.2
AICF SG&A expenses	1.2	1.7
Restructuring expenses	11.1	84.4
Adjusted EBIT	$629.0	$486.8
Net sales	2,908.7	2,606.8
Adjusted EBIT margin	21.6%	18.7%

North America Fiber Cement Segment Adjusted EBIT

US$ Millions	Full Year Ended 31 March
	FY21	FY20
North America Fiber Cement Segment EBIT	$585.5	$429.3

Restructuring expenses	2.5	41.2
North America Fiber Cement Segment Adjusted EBIT	$588.0	$470.5
North America Fiber Cement segment net sales	2,040.2	1,816.4
North America Fiber Cement Segment Adjusted EBIT margin	28.8%	25.9%

Asia Pacific Fiber Cement Segment Adjusted EBIT

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Asia Pacific Fiber Cement Segment EBIT	$124.8	$58.5

Restructuring expenses	3.4	36.3
Asia Pacific Fiber Cement Segment Adjusted EBIT	$128.2	$94.8
Asia Pacific Fiber Cement segment net sales	458.2	418.4
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	28.0%	22.7%

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	15

NON-GAAP FINANCIAL MEASURES

Europe Building Products Segment Adjusted EBIT

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Europe Building Products Segment EBIT	$37.6	$11.2

Restructuring expenses	5.1	5.5
Europe Building Products Segment Adjusted EBIT	42.7	16.7
Europe Building Products segment net sales	410.3	371.4
Europe Building Products Segment Adjusted EBIT margin	10.4%	4.5%

Adjusted interest, net

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Interest, net	$(47.8)	$(54.4)

AICF interest income, net	0.5	1.4
Adjusted interest, net	$(48.3)	$(55.8)

Adjusted net income

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Net income	$262.8	$241.5
Asbestos:
Asbestos adjustments	143.9	58.2
AICF SG&A expenses	1.2	1.7
AICF interest income, net	(0.5)	(1.4)
Restructuring expenses	11.1	84.4
Tax adjustments[1]	39.5	(31.6)
Adjusted net income	$458.0	$352.8

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	16

NON-GAAP FINANCIAL MEASURES

Adjusted effective tax rate

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Operating profit before income taxes	$412.0	$288.0
Asbestos:
Asbestos adjustments	143.9	58.2
AICF SG&A expenses	1.2	1.7
AICF interest income, net	(0.5)	(1.4)
Restructuring expenses	11.1	84.4
Adjusted operating profit before income taxes	$567.7	$430.9

Income tax expense	(149.2)	(46.5)
Tax adjustments[1]	39.5	(31.6)
Adjusted income tax expense	$(109.7)	$(78.1)
Effective tax rate	36.2%	16.1%
Adjusted effective tax rate	19.3%	18.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Adjusted EBITDA excluding Asbestos

US$ Millions	Full Year Ended 31 March
	FY21	FY20
EBIT	$472.8	$342.5
Depreciation and amortization	135.0	131.5
Adjusted EBITDA	607.8	474.0
Asbestos:
Asbestos adjustments	143.9	58.2
AICF SG&A expenses	1.2	1.7
Adjusted EBITDA excluding Asbestos	$752.9	$533.9

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	17

NON-GAAP FINANCIAL MEASURES

Adjusted Return on Capital Employed ("Adjusted ROCE")

US$ Millions	Full Year Ended 31 March
	FY21	FY20
Numerator
Adjusted EBIT for ROCE[1]	$629.0	$486.8
Denominator
Gross capital employed (GCE)	1,780.8	1,753.7
Adjustments to GCE[2]	(193.6)	(195.5)
Adjusted gross capital employed	$1,587.2	$1,558.2
Adjusted ROCE	39.6%	31.2%

[1]There were no adjustments as calculated according to ROCE stock compensation plan documents
[2]Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments) dividends payables and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the renumeration committee; and (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	18

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2021, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - Full Year Ended 31 March 2021	19